March 20, 2006

Via Facsimile ((804) 343-4678) and U.S. Mail

David I. Meyers, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA  23219

Re:	The Brink`s Company
	Schedule TO-I filed March 9, 2006
	SEC File No. 005-13699

Dear Mr. Meyers:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary, page 1
1. We note from the disclosure at the bottom of page 2 that you have reserved the right to acquire the shares from shareholders who would own fewer than 100 shares as a result of proration. Please advise as to whether you would acquire the shares as part of the offer. If so, please address your ability to do so with regard to Rules 13e-4(f)(3)(i) and 13e-4(f)(8).



Recent Developments, page 12
2. We note in the press release filed as exhibit (a)(5)(a) to your Schedule TO that your board of directors approved a share repurchase program following ten days after the expiration of the current tender offer to repurchase shares in a dollar amount sufficient to make up the difference between the repurchases made pursuant to the current offer and $600 million. Please reconcile the discrepancy between that statement and your disclosure in the penultimate paragraph on page 12 of your offer document.

Conditions of the Tender Offer, page 23
3. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source and Amount of Funds, page 26
4. We note that you may use borrowings from a bank credit facility to purchase shares. If so, please provide the information required by
Item 1007(d) of Regulation M-A.

Information about Our Shares, page 27
5. With respect to your disclosure in the penultimate paragraph of this section please tell us why you need to qualify your disclosure
"to the best of [your] knowledge" given your disclosure that your disclosure is based on records and information provided to you.
Alternatively, please explain or delete the qualifier.

Federal Income Tax Consequences, page 30
6. Delete the reference to this discussion being for "general information only" (page 33. Security holders are entitled to rely upon the discussion.




Letter of Transmittal
7. We note that beginning on page 6 of the Letter of Transmittal you improperly require tendering security holders to certify that they "understand" the terms of the tender offer. Please revise to delete the requirement that security holders certify that they "understand" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they understand the offer materials as a waiver of liability and that you promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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David I. Meyers, Esq.
Hunton & Williams LLP
March 20, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE